Exhibit 99.2

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF

PERIODS ENDED MARCH 31, 2011 AND 2010

YAMANA GOLD INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars except for shares and per share amounts; unaudited)

	March 31,	March 31,
	2011	2010
		(Note 30)
Revenue	$476,077	$346,341
Cost of sales excluding depletion, depreciation and amortization	(157,102)	(145,143)
Gross margin	318,975	201,198
Depletion, depreciation and amortization	(80,511)	(70,049)
Mine operating earnings	238,464	131,149

Expenses
General and administrative	(27,436)	(25,324)
Exploration	(6,478)	(6,758)
Equity earnings from Minera Alumbrera (Note 9)	11,732	11,652
Other operating (expenses) income	(3,614)	825
Operating earnings	212,668	111,544
Finance income (Note 21)	5,335	4,586
Finance expense (Note 21)	(11,528)	(29,474)
Net finance expense	(6,193)	(24,888)
Earnings from continuing operations before taxes	206,475	86,656
Income tax (expense) recovery (Note 24)	(58,227)	37,529
Earnings from continuing operations	148,248	124,185
Earnings from discontinued operations (Note 12)	—	7,352
Net earnings	$148,248	$131,537

Earnings attributable to:
Equity shareholders	$148,248	$131,537
Net earnings	$148,248	$131,537
Earnings per share from continuing operations
Basic	$0.20	$0.17
Diluted	$0.20	$0.17
Earnings per share from discontinued operations
Basic	$—	$0.01
Diluted	$—	$0.01
Net earnings per share
Basic	$0.20	$0.18
Diluted	$0.20	$0.18
Weighted average number of shares outstanding (Note 16(b))
Basic	742,073	736,764
Diluted	743,109	737,499

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars, unaudited)

	March 31,	March, 31
	2011	2010
		(Note 30)
Net earnings	$148,248	$131,537
Other comprehensive income, net of taxes (Note 17)	(33,499)	(5,697)
Total comprehensive income	114,749	125,840
Attributable to:
Equity shareholders	114,749	125,840
Total comprehensive income	$114,749	$125,840

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars, unaudited)

	March 31,	March 31,
	2011	2010
Operating activities
Earnings from continuing operations before taxation	$206,475	$86,656
Adjustments to reconcile earnings before taxation to net operating cash flows:
Depletion, depreciation and amortization	80,511	70,049
Share-based payments (Note 19)	2,844	1,337
Environmental rehabilitation provision paid	(840)	(867)
Equity earnings from Alumbrera (Note 9)	(11,732)	(11,652)
Cash distributions from Alumbrera Ltd (Note 9)	20,366	12,865
Finance income (Note 21)	(5,335)	(4,586)
Finance expense (Note 21)	11,528	29,474
Mark-to-market on sales of concentrate	27,956	(527)
Income tax paid	(48,657)	(16,096)
Other	(810)	(3,571)
Cash flows generated from operations before non-cash working capital	282,306	163,082
Net change in non-cash working capital (Note 25(b))	(53,408)	(21,726)
Cash flows from operating activities of continuing operations	$228,898	$141,356
Cash flows from operating activities of discontinued operations	$—	$1,616
Investing activities
Acquisition of property, plant and equipment (Note 8)	$(104,575)	$(77,507)
Proceeds from option on mineral property	10,000	—
Proceeds on disposition of mineral interests	428	—
Realized derivative proceeds (payments)	1,626	(5,230)
Other assets and investments	(16,924)	(40,597)
Cash flows to investing activities of continuing operations	$(109,445)	$(123,334)
Cash flows to investing activities of discontinued operations	$—	$(1,616)
Financing activities
Issue of common shares upon exercise of options and warrants	$33,233	$74,005
Dividends paid	(22,064)	(7,343)
Finance expenses paid	(4,056)	(9,439)
Repayment of notes payable and long-term liabilities	—	(25,000)
Cash flows from financing activities of continuing operations	$7,113	32,223
Effect of foreign exchange on non-United States dollar denominated cash and cash equivalents	3,366	1,668
Increase in cash and cash equivalents	$129,932	$51,913
Cash and cash equivalents, beginning of period - continuing operations	330,498	170,070
Cash and cash equivalents, end of period	$460,430	$221,983
Cash and cash equivalents are comprised of the following:
Cash at bank	$460,430	$221,983

Supplementary cash flow information (Note 25).

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED INTERIM BALANCE SHEETS

AS AT

(In thousands of United States Dollars, unaudited)

	March 31,	December 31,	January 1,
	2011	2010	2010
		(Note 30)	(Note 30)
Assets
Current assets:
Cash and cash equivalents	$460,430	$330,498	$170,070
Trade and other receivables	206,395	212,945	102,126
Inventories (Note 6)	143,903	116,443	101,820
Other current assets (Note 7)	187,476	252,692	140,427
Assets held for sale (Note 12)	—	—	187,694
	998,204	912,578	702,137
Non-current assets:
Property, plant and equipment (Note 8)	8,624,692	8,612,081	8,362,104
Investment in associates (Note 9)	192,951	201,585	213,789
Investments (Note 10)	141,127	102,958	56,366
Other non-current assets (Note 11)	193,106	234,258	166,452
Deferred tax assets	197,850	167,901	152,365
Goodwill and intangibles	72,047	72,512	55,938
Total assets	$10,419,977	$10,303,873	$9,709,151

Liabilities

Current liabilities:
Trade and other payables	$294,936	$301,335	$239,841
Income taxes payable	46,554	81,785	42,844
Other current liabilities (Note 13)	10,114	11,377	29,405
Liabilities held for sale (Note 12)	—	—	33,496
	351,604	394,497	345,586
Non-current liabilities:
Long-term debt (Note 14)	485,478	486,550	529,450
Environmental rehabilitation	162,275	162,523	155,189
Deferred tax liabilities	2,057,312	2,026,600	1,967,122
Other non-current liabilities (Note 15)	149,409	147,432	140,270
Total liabilities	$3,206,078	$3,217,602	$3,137,617

Equity

Share capital
Issued and outstanding 744,859,369 common shares (December 31, 2010 - 741,362,131 shares)	6,198,950	6,151,423	6,062,906
Reserves	34,300	79,923	57,321
Retained earnings	933,849	808,125	404,507
Equity attributable to Yamana shareholders	$7,167,099	$7,039,471	$6,524,734
Non-controlling interest	46,800	46,800	46,800
Total equity	7,213,899	7,086,271	6,571,534
Total equity and liabilities	$10,419,977	$10,303,873	$9,709,151

Contractual commitments and contingencies (Notes 27 and 28).

The accompanying notes are an integral part of the financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States

Dollars, unaudited)

	Share capital	Contributed surplus reserve	Hedging reserve	Available for sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interests	Total equity
Balance at January 1, 2011	$6,151,423	$30,196	$34,080	$15,647	$79,923	$808,126	$7,039,472	$46,800	$7,086,272
Profit for period	—	—	—	—	—	148,248	148,248	—	148,248
Exercise of stock options and share appreciation	47,419	(14,186)	—	—	(14,186)	—	33,233	—	33,233
Transfer on vesting of restricted share units (Note 19)	108	(108)	—	—	(108)	—	—	—	—
Change in fair value	—	—	3,680	(37,179)	(33,499)	—	(33,499)	—	(33,499)
Share options and appreciation rights	—	2,170	—	—	2,170	—	2,170	—	2,170
Dividends	—	—	—	—	—	(22,525)	(22,525)	—	(22,525)
Balance at March 31, 2011	$6,198,950	$18,072	$37,760	$(21,532)	$34,300	933,849	$7,167,099	$46,800	$7,213,899

Balance at January 1, 2010	$6,062,906	$30,669	$8,647	$18,005	$57,321	$404,508	$6,524,735	$46,800	$6,571,535
Profit for period	—	—	—	—	—	131,536	131,536	—	131,536
Exercise of stock options and share appreciation	272	346	—	—	346	—	618	—	618
Exercise of share purchase warrants	78,854	—	—	—	—	—	78,854	—	78,854
Change in fair value	—	—	1,640	(7,337)	(5,697)	—	(5,697)	—	(5,697)
Share options and appreciation rights	—	1,909	—	—	1,909	—	1,909	—	1,909
Dividends	—	—	—	—	—	(7,343)	(7,343)	—	(7,343)
Reduction of deferred tax on share issue costs	(96)	—	—	—	—	—	(96)	—	(96)
Balance at March 31, 2010	$6,141,936	$32,924	$10,287	$10,668	$53,879	$528,701	$6,724,516	$46,800	$6,771,316

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 (WITH COMPARATIVES AS AT DECEMBER 31, 2010 AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010

(Tabular amounts in thousands of United States Dollars unless otherwise noted; unaudited)

1.                                      NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 150 York Street, Suite 1102, Toronto, Ontario, Canada, M5H 3S5. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

The consolidated interim financial statements of the Company as at and for the three-month period ended March 31, 2011 comprise the Company, its subsidiaries, the Company’s interest in associates and jointly controlled entities.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile and Argentina. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely. Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.                                      BASIS OF CONSOLIDATION AND PRESENTATION

(i)                                    STATEMENT OF COMPLIANCE

These consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

As these consolidated interim financial statements are the Company’s first financial statements prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in these financial statements for the comparative annual period.

These consolidated interim financial statements should be read in conjunction with the Company’s 2010 Canadian GAAP annual financial statements and in consideration of the IFRS transition disclosures included in Note 30 to these financial statements and the additional annual disclosures included herein.

These financial statements were authorized for issuance by the Board of Directors of the company on May 3, 2011.

(ii)                               BASIS OF PREPARATION AND PRESENTATION

The consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated balance sheet which are measured at fair value:

•                Derivative financial instruments

•                Financial instruments at fair value through profit or loss

•                Available-for-sale financial assets

•                Liabilities for cash-settled share-based payment arrangements

The consolidated financial statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(iii)                            BASIS OF CONSOLIDATION

The accounting policies in Note 4 have been applied in preparing the condensed consolidated interim financial statements.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The consolidated financial statements include the Company’s proportionate share of entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The consolidated financial statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

The Company’s 56.7% interest in Agua De La Falda (“ADLF”), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 20). The Company’s 50% interest in Aguas Frias S.A. is accounted for using the proportionate consolidation method.

Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the equity investment.

All inter-company transactions and balances are eliminated on consolidation.

3.                                      MEASUREMENT UNCERTAINTY

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company’s management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates.

Information about critical judgements and estimates in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•                Asset carrying values and impairment charges

•                Estimation of asset lives

•                Determination of ore reserve estimates

•                Deferral of stripping costs

•                Recognition of deferred taxes

•                Capitalization of exploration and evaluation costs

•                Contingencies

•                Acquisitions

•                Determination of economic viability of a project

•                Commencement of commercial production

•                Determination of significant influence

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•                Asset carrying values and impairment charges

•                Estimation of close down and restoration costs and the timing of expenditure

•                Estimation of environmental clean up and the timing of expenditure and related accretion

•                Recoverability of potential deferred tax assets

•                Contingencies

•                Inventory valuation

•                Share-based payments

•                Depletion/depreciation

4.                                      SIGNIFICANT ACCOUNTING POLICIES

(i)                                    FOREIGN CURRENCY TRANSLATION

The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States Dollar. Transactions in foreign currencies are translated to functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings. Foreign exchange gains and losses and interest and penalties related to tax, if any, will be reported within the income tax expense line.

(ii)                                CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments with terms of less than 90 days.

(iii)                            INVENTORIES

Inventories consisting of product inventories, work-in-process (metal-in-circuit and gold-in-process) and ore stockpiles are valued at the lower of the cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future precious metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

The cost of production includes an appropriate proportion of depreciation and overhead. Work-in-process (metal-in-circuit and gold-in-process) represents inventories that are currently in the process of being converted to a saleable product. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained and recoverable in the ore stacked on leach pads, the amount of metal in the mill circuits stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the precious metal price expected to be realized when the precious metal is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories.

Ore in stock piles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Inventories of materials and supplies expected to be used in production are valued at the lower of cost and net realizable value. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

(iv)                               PROPERTY, PLANT AND EQUIPMENT

a.                                                              Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses.  The cost is comprised of the asset’s purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoring costs associated with the asset.

The depreciable amount of building, plant and equipment is recorded on a straight-line basis over the lesser of mine life or estimated useful life of the asset to the residual value of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if their useful lives differ. Useful lives of building, plant and equipment items range from two to fifteen years, but do not exceed the related estimated mine life based on proven and probable reserves and the portion of resources that management expects to become reserves in the future.

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at each reporting date. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is measured and recorded based on the higher of fair value less costs to sell or the asset’s value in use.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

b.              Exploration, Evaluation Assets and Depletable Producing Properties

Acquisition costs of mineral properties, direct exploration and development expenditures, and pre-stripping costs are capitalized at cost.  Costs incurred for general exploration that is not project specific or does not result in the acquisition of mineral properties are charged to operations. Costs relating to areas of interest abandoned are written off when such a decision is made.

When accounting for multiple pits using a common infrastructure:

•                In circumstances where the new development is not closely located to a producing mine or is development of an new ore body, the Company accounts for the pre-stripping costs as if the development was a separately identified mine under assets under construction.

•                In circumstances where the development relates to ensuring or facilitating continued access to a common ore body and the pit is in close proximity to an existing pit, the Company accounts for the costs as a current period expense.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the orebody (stripping costs). During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, if the costs relate to anticipated future benefits and meet the definition of an asset. Once mine production enters the area related to the capitalized stripping costs, these are depleted on a unit-of-production basis over the reserves that directly benefit from the specific stripping activity. Regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

The Company reviews and evaluates its mining interests for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Refer to (ix) “Impairment of Assets and Goodwill” for detail of the policy.

c.               Assets Under Construction

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•                A significant portion of planned capacity including production levels, grades and recovery rates is achieved at a sustainable level

•                Achievement of mechanical completion and operating effectiveness

•                Significant milestones such as obtaining necessary permits to allow continuous operations is achieved

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

Once the mining project has been established as commercially feasible, expenditure other than that on land, buildings, plant and equipment is transferred to depletable producing properties together with any amounts transferred from exploration and evaluation assets.

d.              Option Agreements Relating to Mineral Properties

Option payments made by an interested acquirer prior to the acquirer’s decision to exercise the purchase option are deferred until the sale and transfer of the assets are assured. If the option payments are not reimbursable to the acquirer, the option payments are recorded as a reduction of the value of the asset. If the option payments are reimbursable, such amounts are recorded as a liability until the final resolution of the sale.

(v)                                   BORROWING COSTS

Interest on borrowings related to qualifying assets including construction or development projects is capitalized until substantially all activities that are necessary to make the asset ready for its intended use are complete. This is usually signaled by the Company’s declaration of commercial production commencing at the mine. All other borrowing costs are charged to earnings in the period incurred.

(vi)                               FINANCIAL INSTRUMENTS

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”), or other financial liabilities.

Financial assets and financial liabilities which are classified as FVTPL are measured at fair value with changes in those fair values recognized as finance income/expense. Other financial liabilities are measured at amortized cost and are amortized using the effective interest method. AFS financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”) unless their impairment is determined to be other than temporary.

At the end of each reporting period, the Company determines if there is objective evidence that an impairment loss on financial assets measured at amortized costs has been incurred. If objective evidence that impairment loss for such assets has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss.

AFS financial assets are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, including the severity of loss, the financial position and near-term prospects of the investment, the length of the fair value has been below costs, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. If the impairment is determined to be other-than-temporary, the related amount of loss is removed from OCI and recognized in profit or loss.

Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in finance income/expense with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is included in operations as an unrealized gain (loss) on derivatives contracts as finance income/expense in the Statement of Operations.

a.              Commodity Derivatives

The Company enters into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed quantities of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company’s risk management goals, however, they do not meet the hedging requirements of IAS 39, therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining copper prices. The Company does not hedge any of its gold sales.

b.              Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the operating and capital expenditures associated with the international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as follows:

•                  Amount related to hedging of operating expenditures — add to cost of sales to offset the foreign exchange effect recorded by the mines.

•                  Amount related to hedging of capital expenditures — add to capitalized purchases of goods or services to offset the foreign exchange recorded by the mines or development projects.

c.               Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in profit or loss. At settlement, the fair value amount settled is recognized as interest expense.

d.              Termination of Hedge Accounting

Hedge accounting is discontinued prospectively when:

•                  the hedge instrument expires or is sold, terminated or exercised;

•                  the hedge no longer meets the criteria for hedge accounting; and

•                  the Company evokes the designation.

The Company considers de-recognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company evokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

(vii)                           REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized at the fair value of the consideration received and when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale.

Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.

Concentrate revenue from smelters is recorded at the time the risks and rewards of ownership pass to the buyer and are provisionally priced, that is, the price is set at a specified future date after shipment based on market prices.

Revenue on provisionally priced sales is recognized based on estimates of the fair value of consideration receivable predicated on forward market prices.  At each reporting date, the provisionally priced metal is fair valued based on forward selling price for the remaining quotational period stipulated in the contract.  For this purpose, the selling price can be measured reliably for those products, such as copper, for which there is an active and freely traded commodity market such as London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.  Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

Revenues arising from the use by others of the Company’s assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company; and the amount of the revenue can be measured reliably, on the following bases:

•                  Interest is recognized using the effective interest method.

•                  Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

•                  Dividends are recognized when the shareholder’s right to receive payment is established.

(viii)                       BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill and indefinite-life intangibles are not amortized but rather tested annually for impairment. Goodwill is allocated to cash generating units or groups of cash generating units expected to benefit from the related business combination for the purposes of impairment testing. Goodwill impairments are not reversed.

(ix)                              IMPAIRMENT OF ASSETS AND GOODWILL

The Company assesses at the end of each reporting period whether there is any indication that an asset or cash generating unit (“CGU”) may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or CGU to determine the amount of impairment loss.

When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (‘fair value’). The best evidence of fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction. This is often estimated using discounted cash flow techniques. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods.

Other intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. The Company reviews the useful life, depreciation method and carrying value on a regular basis. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is recorded measured as the higher of fair value less costs to sell or the intangible’s value in use.

The Company tests for impairment of goodwill and indefinite-life intangibles or intangible assets not yet available for use at least on an annual basis or upon the occurrence of a triggering event or circumstance that indicates impairment. For impairment testing, goodwill is allocated to the CGU that is expected to benefit from the synergies of the combination. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(x)                                  NON-CONTROLLING INTERESTS

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

(xi)                              ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost.

Environmental rehabilitation provision are a type of provision associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset.  Reclamation obligations on the Company’s mineral properties are recorded as an environmental rehabilitation provision.  These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  These estimated costs are provided for in the accounting period when the obligation from related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the present value of estimated future costs.  The costs are estimated based on mine closure plan.  The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon reclamation and closure. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

The amortization or ‘unwinding’ of the discount applied in establishing the present value of environmental rehabilitation and other provisions is charged to the income statement in each accounting period. The amortization of the discount is shown as a financing cost.  The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within property, plant and equipment.  Reclamation and closure costs capitalized are amortized over the life of the mine on a unit-of-production basis.

(xii)                          INCOME TAXES

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations except to the extent it relates to items recognized directly in equity or in other comprehensive income, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(xiii)                     EARNINGS PER SHARE

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

(xiv)                         SHARE-BASED PAYMENTS

The Company’s share-based compensation plans are described in Note 19.

The Company accounts for all share-based payments, including share options, restricted share units and deferred share units, to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the vesting period. The Company’s share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the contributed surplus reserve is transferred to share capital.

(xv)                             SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company’s chief decision maker, comprised of the senior management team, performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Mexico and other segments, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

All operating segments’ operating results are reviewed regularly by the Company’s chief decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.  Segment results that are reported to the Company’s chief decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s head office), head office expenses, and income tax assets and liabilities.

The Company is organized on the basis of five segments:

•                Brazil: Chapada, Jacobina, Fazenda Brasileiro, development projects in the segment

•                Chile: El Peñón, Minera Florida, development projects in the segment

•                Argentina: Gualcamayo, development projects in the segment

•                Mexico and other:  Mercedes and other development projects outside of the above segments

•                Canada: Corporate office

(xvi)                         TRANSACTION AND FINANCING COSTS

Transaction costs and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Transaction costs are expensed as incurred for financial instruments classified as FVTPL. For financial instruments classified as other than FVTPL, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

(xvii)                     INVESTMENT IN ASSOCIATES

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence. The factors that may enable the exercise of significant influence include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence. The Company accounts for its investments in associates using the equity method. The Company accounts for its investment in Alumbrera of 12.5% using the equity method.

The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for our proportionate share of the profit or loss and any other changes in the associate’s net assets such as dividends.

Our proportionate share of the associate’s profit or loss is based on its most recent financial statements.  There is no difference in the associate’s reporting period and that of the Company.  Adjustments are made to align inconsistencies between our accounting policies and our associate’s policies before applying the equity method.  Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If our share of the associate’s losses equals or exceeds our investment in the associate, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate.  If the associate subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

5.                     RECENT ACCOUNTING PRONOUCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2010 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) Financial Instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

(ii) The IASB is expected to publish new IFRSs on the following topics during 2011. The Company will assess the impact of these new standards on the Company’s operations as they are published:

•                  Hedge accounting

•                  Leases

•                  Revenue recognition

•                  Joint arrangements

•                  Consolidation

•                  Stripping costs

•                  Financial instruments

6.             INVENTORIES

	March 31,	December 31,	January 1,
	2011	2010	2010
Product inventories	$34,532	$19,969	$26,372
Metal in circuit and gold in process	23,661	19,282	11,752
Ore stockpiles	25,390	21,290	20,303
Material and supplies	60,320	55,902	43,393
	$143,903	$116,443	$101,820

The amount of inventories recognized as an expense during the three-month period ended March 31, 2011, is included in cost of sales of $157.1 million (2010 - $145.1million) and included in cost of sales.

7.             OTHER CURRENT ASSETS

	March 31,	December 31,	January 1,
	2011	2010	2010
Financial assets
Current portion of derivative related assets (Note 23(a))	$27,971	$25,540	$14,110
Current portion of note receivable (Note 11(ii))	—	24,325	—

Non-financial assets
Advances and deposits	132,404	158,144	98,035
Income taxes recoverable	14,442	31,467	12,323
Other	12,659	13,216	15,959
	$187,476	$252,692	$140,427

8.             PROPERTY, PLANT AND EQUIPMENT

	Depletable producing properties (iii)	Land, building, plant & equipment (i)	Assets under construction (ii)	Tangible exploration & evaluation assets	Total
Cost, January 1, 2010	$2,707,170	$999,001	$4,492	$5,278,605	$8,989,268

Additions	238,889	142,028	83,956	48,928	513,801
Transfers and other movements, including reclassification	23,785	47,809	6,057	(30,214)	47,437
Change in decommissioning liabilities	(4,196)	—	—	—	(4,196)
Disposals	—	(7,002)	—	—	(7,002)
Cost, December 31, 2010	$2,965,648	$1,181,836	$94,505	$5,297,319	$9,539,308
Additions	40,462	13,966	38,333	11,814	104,575
Transfers and other movements, including reclassification	(5,727)	(3,074)	17,597	(12,830)	(4,034)
Change in decommissioning liabilities	—	(54)	(3)	(372)	(429)
Disposals	129	—	—	(13)	116
Cost, March 31, 2011	$3,000,512	$1,192,674	$150,432	$5,295,918	$9,639,536

Accumulated depreciation, January 1, 2010	$440,015	$187,149	$—	$—	$627,164
Depreciation for the year	202,774	101,035	—	—	303,809
Reclassifications	3,775	—	—	—	3,775
Disposals	—	(7,521)	—	—	(7,521)
Accumulated depreciation and impairment, December 31, 2010	$646,564	$280,663	$—	$—	$927,227
Depreciation for the period	59,770	27,847	—	—	87,617
Accumulated depreciation, March 31, 2011	$706,334	$308,510	$—	$—	$1,014,844

Carrying value, January 1, 2010	$2,267,155	$811,852	$4,492	$5,278,605	$8,362,104
Carrying value, December 31, 2010	$2,319,084	$901,173	$94,505	$5,297,319	$8,612,081
Carrying value, March 31, 2011	$2,294,178	$884,164	$150,432	$5,295,918	$8,624,692

(i)                      Included in land, building, plant and equipment is $40.7 million of land properties which are not subject to depreciation (December 31, 2010 - $40.5 million; January 1, 2010 - $39.4 million).

(ii)                  During the three months ended March 31, 2011, the Company capitalized $2.8 million of interest costs for assets under construction (December 31, 2010 - $4.3 million). A weighted average capitalization rate of 7.1% (December 31, 2010 — 7.0%), was used to determine the amount of borrowing costs eligible for capitalization.

(iii)              The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	March 31,	December 31,
	2011	2010
Balance, beginning of the period	$51,607	$13,995
Additions	—	38,615
Amortization	(370)	(1,003)
Balance, end of period	$51,237	$51,607

In March 2011, the Company announced an agreement with Xstrata Queensland Limited (“Xstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera. Following the integration, Xstrata, Goldcorp and Yamana would own interests in the combined projects of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera. Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire Agua Rica, which is 100% Yamana owned, the terms of the agreement provides for the Company to receive from Xstrata and Goldcorp a combination of initial payments of $110 million during the 36 months following execution of formal transaction documents, $150 million upon approval to proceed with construction and $50 million upon achieving commercial production. In addition, the Company would receive a deferred consideration revenue stream, which would allow Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project. The Company received a $10 million payment for the option in the period ended March 31, 2011 which has been recorded against the value of the mineral property.

9.             INVESTMENT IN ASSOCIATE

The Company has a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”).

Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

Summarized financial information is as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
Total assets	$1,108,944	$1,223,238	$1,237,362
Total liabilities	601,758	623,607	620,259
Net assets	507,186	599,631	617,103
Company’s share of net assets of associate (12.5%)	63,398	74,954	77,138

	Three months ended	Three months ended
	March 31,	March 31,
	2011	2010
Company’s share of total revenues (12.5%)	$46,307	$41,340
Company’s share of profit and loss (12.5%)	$12,560	$14,124

	Three months ended	Year ended
	March 31,	December 31,
	2011	2010
Balance, beginning of the period (Note 30)	$201,585	$213,789
Equity in earnings	11,732	49,264
Cash distributions	(20,366)	(61,468)
Balance, end of period	$192,951	$201,585

10.          INVESTMENTS

	March 31,	December 31,	January 1,
	2011	2010	2010
Available-for-sale securities (a)	$141,127	$102,958	$46,239
Long-term investments (b)	—	—	10,127
	$141,127	$102,958	$56,366

(a)   Available-for-sale Securities

			As at March 31,		As at December 31,		As at January 1,
			2011		2010		2010
	% of Ownership (i)	Cost	Fair Value	Cumulative losses in OCI	Fair Value	Cumulative gains in OCI	Fair Value	Cumulative gains in OCI
Aura Minerals Inc.	19.2%	$149,482	$127,637	$(21,845)	$91,225	$12,600	$40,886	$14,354
Other		8,965	13,490	4,525	11,733	3,268	5,353	1,368
		$158,447	$141,127	$(17,320)	$102,958	15,868	$46,239	$15,722

(i)                      % ownership on an undiluted basis.

Available-for-sale securities are reviewed quarterly for evidence of other than temporary impairment as a result of an event occurring after initial recognition of the asset, and the event had a negative effect on the estimated future cash flows of that asset. The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, a significant or prolonged decline in the fair value below cost, management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook.

(b) Other Investments

As at January 1, 2010, the Company also held long-term investments consisting of Master Asset Vehicle II notes (“MAVII”) and Auction Rate Securities (“ARS”) of $10.1 million which were sold during the year 2010. The Company disposed of its MAVII notes and ARS for proceeds of $13.4 million and a net gain of $3.0 million.

11.          OTHER NON-CURRENT ASSETS

	March 31,	December 31,	January 1,
	2011	2010	2010
Financial assets
Derivative related assets (Note 23(a))	$18,049	$18,643	$167
Restricted cash (i)	220	220	13,844
Long-term note receivable (ii)	3,418	40,365	25,971
Long-term tax credits and income taxes receivable (iii)	131,413	137,231	107,177
Deferred consideration receivable (iv)	10,000	25,000	—

Non-financial assets
Other	30,006	12,799	19,293
	$193,106	$234,258	$166,452

(i)                      At March 31, 2011, the Company had restricted cash of $0.2 million (December 31, 2010 - $0.2 million). Restricted cash represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation since acquisition.

(ii)                  Long-term note receivable is a secured promissory note received on the sale of San Andrés, São Francisco and São Vicente. The note is payable in two installments the first due on February 2011 and the second installment due on August 2012. The long-term note receivable is recorded at its fair value (Note 23(a)).

(iii)              Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

(iv)                The debt restructuring as described in Note 12, included a net smelter return royalty equal to 1.5% on the sales from the San Andrés, São Francisco and São Vicente Mines for a cumulative amount of up to $16 million. The Company recorded this net smelter return royalty at its estimated fair value of $10 million.

12.          DISPOSITION AND ACQUISITION OF MINERAL INTERESTS

DISPOSITION OF SAN ANDRÉS, SÃO FRANCISCO AND SÃO VICENTE MINES

On July 17, 2009, the Company signed an agreement with Aura Minerals Inc. (“Aura”) to sell three of the Company’s non-core operating mines for total consideration of approximately $265.0 million in a combination of cash, shares, secured promissory notes and deferred cash consideration. One of the mines is in Honduras and two are in Brazil. The sale transaction was structured in two parts to accommodate jurisdiction-related regulatory requirements. The first disposition related to the sale of the San Andrés mine was completed on August 25, 2009 and there was a gain on sale of $5.7 million. The second disposition related to the sale of assets that encompassed the São Francisco and São Vicente Mines was completed on April 30, 2010. There was a gain of $5.4 million on this transaction.

On March 6, 2011, the Company entered into a binding letter agreement with Aura to restructure the debt and other amounts payable to the Company relating to certain promissory notes in the aggregate amount of $64.5 million plus deferred purchase price consideration related to the sale of the abovementioned mines. Under the restructuring agreement, the Company received a combination of cash, shares of Aura and a net smelter return royalty equal to 1.5% on the sales from the San Andrés, São Francisco and São Vicente Mines for a cumulative amount of up to $16.0 million. The Company has derecognized the assets previously recorded on disposition of the mines and has recorded the assets received in consideration of their fair value. There was not a material gain or loss on the transaction.

The following are the results of operations for the periods presented:

	Total discontinued operations
For the three months ended	March 31, 2011	March 31, 2010
Revenues	$—	$40,158
Operating earnings	—	7,644

Earnings before taxes	—	9,328
Income tax expense	—	(1,976)
Earnings from discontinued operations	$—	$7,352

Earnings per share from discontinued operations:
Basic	$—	$0.01
Diluted	$—	$0.01

Cash flows of discontinued operations
Operating activities	$—	$1,616
Investing activities	$—	$(1,616)

The carrying amounts of the major classes of assets and liabilities of discontinued operations included in the Consolidated Balance Sheet are as follows:

	Total discontinued operations
	As at March 31,	As at December 31,	As at January 1,
	2011	2010	2010
Assets
Accounts receivable	$—	$—	$7,953
Inventory	—	—	44,085
Other current assets	—	—	1,586
Mining interests	—	—	134,070
Total assets	$—	$—	$187,694

Liabilities
Accounts payable and accrued liabilities and other	$—	$—	$13,937
Asset retirement obligation and other	—	—	19,559
Total liabilities	$—	$—	$33,496

ACQUISITION OF CONSTRUCTORA GARDILCIC LTDA. AND CONSTRUCTOR TCG LTDA.

On January 5, 2010, the Company acquired all of the outstanding shares of Constructora Gardilcic Ltda. (“CG”) and Constructora TCG Ltda. (“CT”), two entities held by Gardilcic Construccion S.A. (the “Seller”). CG and CT were responsible for a servicing contract at El Peñón mine. Through purchasing this business, the Company is now owner-mining at El Peñón mine. The purchase price of this transaction totaled cash of $48.9 million and included a $1.0 million deferred payment. Transaction costs relating to this acquisition were immaterial and have been expensed. The sale did not result in a significant tax impact.

The business combination was accounted for as a purchase transaction with the Company as the acquirer of CG and CT. The Company has consolidated the assets and operation acquired from the date of acquisition. Included in the allocation of the consideration is $18.6 million of other identifiable intangibles, representing the intellectual property, know-how and processes associated with mining for and extracting gold ore in the Chilean region. This intangible asset will be amortized over its estimated useful life to the Company, which is expected to be 12 years.

13.                               OTHER CURRENT LIABILITIES

	March 31,	December 31,	January 1,
	2011	2010	2010
Financial liabilities
Current portion of derivative related liabilities (Note 23(a))	$3,474	$3,853	$12,105
Current portion of share purchase warrants (Note 18)	—	143	7,172
Other	—	—	3,271

Non-financial liabilities
Environmental rehabilitation	4,186	4,767	4,941
Other	2,454	2,614	1,916
Other current liabilities	$10,114	$11,377	$29,405

14.                               LONG-TERM DEBT

	March 31,	December 31,	January 1,
	2011	2010	2010
$ 750 million revolving facility (a)	$217,153	$218,307	$261,477
$ 270 million senior debt notes (b)	268,325	268,243	267,973
Long-term portion (i)	$485,478	$486,550	$529,450

(i)                      Balances are net of transaction costs of $7.2 million net of amortization (2010 - $6.1 million).

(a)                      The revolving facility has a credit limit of up to $750.0 million.  The following summarizes the terms in respect to this facility as at March 31, 2011:

•                  The credit facility is unsecured and has a maturity date of December 16, 2014.

•                  Amounts drawn bear interest at a rate of LIBOR plus 2.0% to 3.25% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling 12 months earnings before interest, taxes, depreciation and amortization. The effective interest rate at March 31, 2011 was 5.96%.

•                  Undrawn amounts are subject to a commitment fee of 0.50% to 0.81% per annum depending upon the Company’s leverage ratio.

(b)                     The unsecured senior debt notes are the result of a private placement for a total of $270.0 million notes in three series as follows:

•                  Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014

•                  Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016

•                  Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019

The following is a schedule of long-term debt principal repayments:

	Revolving facility	Senior debt notes
2012	—	—
2013	—	—
2014	222,632	15,000
2015	—	—
Thereafter	—	255,000
	$222,632	$270,000

15.                               OTHER NON-CURRENT LIABILITIES

	March 31,	December 31,	January 1,
	2011	2010	2010
Financial liabilities
Derivative related liabilities (Note 23(a))	$524	$950	$3,241
Long-term withholding taxes (i)	91,997	91,827	91,172
Royalty payable (ii)	15,401	14,978	14,193
Other	24,183	23,228	17,631
Non-financial liabilities
Provision for Silicosis (iii)	9,804	8,949	6,533
Other	7,500	7,500	7,500
	$149,409	$147,432	$140,270

(i)          The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $92.0 million have been accrued on the assumption that the profits will be repatriated.

(ii)      The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

(iii)  Provision for Silicosis that consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006.  The Company estimates this contingency to be about $9.8 million as at March 31, 2011 (December 31, 2010 - $8.9 million).  The increase of $0.9 million in the quarter relates to the impact of the foreign exchange rate of this Brazilian-Real denominated liability.

16.                               SHARE CAPITAL

(a)                                   SHARES ISSUED AND OUTSTANDING:

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding.

	March 31,		March 31,
	2011		2010
Issued and fully paid - 744,859,369 common shares (December 31, 2010 - 741,362,131 shares):	Number of common shares (‘000s)	Amount	Number of common shares (‘000s)	Amount
Balance, beginning of period	741,362	$6,151,423	733,411	$6,062,906
Exercise of options and share appreciation rights (i)	3,490	47,419	23	272
Exercise of warrants	—	—	7,124	78,854
Issued on vesting of restricted share units (Note 19)	7	108	—	—
Reduction of deferred tax on share issue costs	—	—	—	(96)
Balance, end of period	744,859	$6,198,950	740,558	$6,141,936

(i)                      During the period ended March 31, 2011, the Company issued 3.5 million shares (December 31, 2010 - 0.3 million shares) to optionees on the exercise of their share options and appreciation rights for cash proceeds of $33.2 million (December 31, 2010 - $1.6 million). Previously recognized stock-based compensation in the amount of $14.2 million (December 31, 2010 — $2.2 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(b)                                   EARNINGS PER SHARE

	March 31,	March 31,
	2011	2010
Weighted average number of common shares	742,073	736,764
Weighted average number of dilutive warrants	—	7
Weighted average number of dilutive stock options	1,036	728
Dilutive weighted average number of common shares	743,109	737,499

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended March 31, 2011 were 72 thousand (March 31, 2010 — nil) and 4.9 million (March 31, 2010 — 4.9 million), respectively.

	March 31,	March 31,
	2011	2010
Dividends paid during the year	$22,064	$7,343
Dividend declared in respect of the year	$22,525	$7,343

Dividend paid during the year (per share)	$0.03	$0.01
Dividend declared in respect of the year (per share)	$0.03	$0.01

17.                               OTHER COMPREHENSIVE INCOME AND RESERVES

(a)                                   OTHER COMPREHENSIVE INCOME

	March 31,	March 31,
	2011	2010
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$(40,815)	$(7,428)
Tax impact	3,636	91
Net change in fair value of hedging instruments (Note 23(a))
Change in fair value	3,829	5,800
Tax impact	(149)	(4,160)
Other comprehensive loss	$(33,499)	$(5,697)

(b)                                  RESERVES

	March 31,	December 31,
	2011	2010
Contributed surplus reserve
Balance, beginning of period	$30,196	$30,669
Exercise of stock options and share appreciation	(14,186)	(2,245)
Transfer on vesting of restricted share units	(108)	(6,091)
Share options and appreciation rights	2,170	7,863
Balance, end of period	$18,072	$30,196

Available for sale reserve
Balance, beginning of period	$15,647	$18,005
Change in fair value of available-for-sale securities (i)	(37,179)	(2,626)
Reclassification of losses on available-for-sale securities to earnings (ii)	—	268
Balance, end of period	$(21,532)	$15,647

Hedging reserve
Balance, beginning of period	$34,080	$8,647
Net change in fair value of hedging instruments (iii)	3,680	25,433
Balance, end of period	$37,760	$34,080
Total reserve balance, end of period	$34,300	$79,923

(i)	Net of tax recovery of $3.6 million (2010 — tax expense of $1.0 million).
(ii)	Net of tax expense of $nil (2010 - $0.05 million).
(iii)	Net of tax expense of $0.1 million (2010 - $12.7 million).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the income statement when the hedged transaction impacts the income statement, or is recognized as an adjustment to the cost of non-financial hedged items.

The available for sale reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold, the relevant portion of the reserve is recognized in the income statement.

18.                               SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants and the changes thereof is as follows:

	March 31,			December 31,
	2011			2010
	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Fair Value
Outstanding, beginning of period	4,886	$19.08	$143	14,497	$13.74	$9,053
Exercised	—	—		(7,124)	11.05	(5,010)
Expired	—	—		(2,487)	10.95	(2,162)
Mark-to-market adjustments	—	—	(143)	—	—	(1,738)
Outstanding and exercisable, end of period (i)	4,886	$19.08	$—	4,886	$19.08	$143

(i)                      No share purchase warrants were issued during the period and in 2010.

Share purchase warrants are denominated in Canadian Dollars, and are recorded as a liability and carried at fair value. Any changes in fair value from period to period are recorded as a gain or loss in the statement of operations.

Fair value was determined based on an option pricing model with the following assumptions:

	March 31,	December 31,
	2011	2010
Dividend yield	0.63%	0.63%
Expected volatility	35%	35%
Risk-free interest rate	0.90%	1.13%
Expected life	0.1 years	0.34 years

The Company had the following share purchase warrants outstanding as at March 31, 2011:

Exercise price	Issuable shares on exercise of warrants	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)
$19.08	4,886	0.1

19.                               SHARE-BASED PAYMENTS

The total compensation cost relating to share-based payments was $2.8 million (March 31, 2010 - $1.3 million) and is made up as follows:

	March 31,	March 31,
	2011	2010
Equity-settled plans	$2,169	$2,367
Cash-settled plans	675	(1,029)
Total expense recognized as compensation expense	$2,844	$1,338
Total carrying amount of liabilities for cash-settled arrangements (i)	$12,670	$6,225
Total fair value of liability for vested benefits	$18,072	$32,924

(i)                      Included in Other non-current liabilities, Note 15.

(a)                                  STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2010 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

There were no options that were granted in the period ended March 31, 2011 and none in the year ended December 31, 2010.

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	March 31,		March 31,
	2011		2010
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)
Outstanding, beginning of period	5,490	$9.42	5,876	$9.35
Exercised	(3,490)	9.30	(23)	7.36
Expired	(155)	9.65	—	—
Outstanding, end of period	1,845	$9.61	5,853	$9.32
Exercisable, end of period	1,343	$9.46	4,851	$9.17

Stock options outstanding and exercisable as at March 31, 2011 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$2.99	5	0.16	4	0.16
$3.00- $4.99	30	4.12	30	4.12
$6.00-$7.99	146	0.24	146	0.24
$9.00-$9.99	1,556	3.07	1,079	3.05
$10.00-$15.00	72	3.23	48	3.23
Total	1,809	2.86	1,307	2.76

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(US$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$3.99	17	3.12	17	3.12
$4.00-$5.99	19	4.12	19	4.12
Total	36	3.65	36	3.65
Grand total	1,845		1,343

(b)           DEFERRED SHARE UNITS (“DSU”)

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSU granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	March 31,	March 31,
	2011	2010
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	901	605
Granted	116	11
Outstanding and exercisable, end of period	1,017	616

The value of the DSU as at March 31, 2011 was $12.7 million (2010 - $6.2 million). In 2011, the Company recorded a mark-to-market gain of $0.7 million which is included in other operating expenses and an expense of $0.7 million for DSU granted during the year.

(c)                                  RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	March 31,	March 31,
	2011	2010
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,192	1,349
Granted	609	-
Vested and converted to common shares	(8)	-
Forfeited	(2)	(2)
Outstanding, end of period	1,791	1,347

In period ended March 31, 2011, the Company credited $0.1 million to share capital in respect of RSU that have vested during the period and granted 609,263 RSU (March 31, 2010 — nil) with a weighted average grant date fair value of Cdn$12.13 (March 31, 2010 - $nil). The expense of $2.1 million (March 31, 2010 - $1.5 million) is included in general and administrative expenses.  The fair value of RSU as at March 31, 2010 was $10.5 million (December 31, 2010 - $9.0 million).

20.          NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

21.          FINANCE INCOME AND EXPENSE

During the period, the Company earned and expensed the following:

	March 31,	March 31,
	2011	2010
Unrealized gain on derivatives	$32	$4,586
Realized gain on derivatives	1,626	—
Other finance income	3,677	—
Finance income	$5,335	$4,586

Unwinding of discounts on provisions	$(2,067)	$(2,256)
Net foreign exchange loss	(259)	(8,240)
Realized loss on derivatives	(1,510)	(7,621)
Interest expense on long-term debt	(7,527)	(5,306)
Bank fees, financial fees and taxes	(2,968)	(6,576)
Less: capitalized interest	2,803	525
Finance expense	$(11,528)	$(29,474)
Net finance expense recognized in earnings	$(6,193)	$(24,888)

The above finance income and finance costs include the following interest income and expense in respect of asset (liabilities) not at fair value through profit or loss:

	March 31,	March 31,
	2011	2010
Total interest income on financial assets	$3,677	$—
Total interest expense on financial liabilities	$(10,018)	$(21,853)

22.          CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The externally imposed financial covenants on the revolving facility (Note 14) are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at March 31, 2011, the Company has met all of the externally imposed capital requirements.

23.          FINANCIAL INSTRUMENTS

(a)           Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade receivable, advances and deposits, marketable securities, long-term note receivable, trade payable and other current liabilities, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, trade receivable, advances and deposits, trade payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities except for the long-term debt, which has a carrying value of $485.5 million (December 31, 2010 - $486.5 million; January 1, 2010 - $529.5 million), comprised of a revolving facility and senior debt notes with fair values of $225.3 million and $300.2 million, respectively (December 31, 2010 - $246.9 million and $300.8 million; January 1, 2010 - $278.3 million and $303.1 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of available for sale securities were calculated based on current and available market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at March 31, 2011, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Valuation Techniques

Available-for-Sale Securities

The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts

Gold sales are made at spot prices quoted on the London Metal Exchange (“LME”) or Commodity Exchange (“COMEX”) of the New York Mercantile Exchange, which are market observable inputs.

Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of spot prices quoted on the LME or COMEX until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes derivative related assets:

	March 31,	December 31,	January 1,
	2011	2010	2010
Currency contracts
Forward contracts	$46,020	$44,183	$14,277
Less: Current portion (Note 7)	(27,971)	(25,540)	(14,110)
Non-current portion (Note 11)	$18,049	$18,643	$167

The following table summarizes the components of derivative related liabilities:

	March 31,	December 31,	January 1,
	2011	2010	2010
Currency contracts
Forward contracts	$—	—	(5,230)
Interest Rate Contracts
Interest rate swaps	(3,998)	$(4,803)	$(10,116)
Less: Current portion (Note 13)	3,474	3,853	12,105
Non-current portion (Note 15)	$(524)	$(950)	$(3,241)

The following table summarizes unrealized derivative (losses) gains:

	March 31,	March 31,
	2011	2010
Non-hedge derivatives
Share purchase warrants	$143	$—
Commodity contracts	—	5,230
Hedge ineffectiveness
Currency contracts	(152)	(913)
Interest rate contracts	41	269
	$32	$4,586

The following table summarizes realized derivative gains (losses):

	March 31,	March 31,
	2011	2010
Currency contracts	$1,626	$—
Commodity contracts	—	(5,230)
	$1,626	$(5,230)

Additionally, included in cost of sales are realized gains in the amount of $7.2 million (March 31, 2010 — $6.1 million) with respect to currency derivative contracts.  Included in sales are realized gains in the amount of $1.8 million (March 31, 2010 - $3.1 million)

in respect of commodity contracts.  Included in finance expenses are realized losses in the amount of $1.5 million (March 31, 2010 — $2.4 million) in respect to the interest rate swaps.

The Company estimates that approximately $28.7 million of net gains will be reclassified from accumulated other comprehensive income to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 17):

	March 31,	March 31,
	2011	2010
Effective portion of change in fair value of hedging instruments:
Currency contracts	$3,065	$4,700
Interest rate contracts	764	1,100
Future income tax	(149)	(4,160)
	$3,680	$1,640

(b)           CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 559.0 million Reais at an average rate of 2.1566 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to December 31, 2013. Of this, 209.3 million Reais is hedged for 2011, 273.6 million is hedged for 2012 and approximately 76.0 million Reais for 2013.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.3200 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2011 through to May 31, 2015. Of this, 87.5 million Pesos is hedged for 2012, 156.0 million Pesos is hedged for 2013, 156.0 million Pesos is hedged for 2014 and 65.0 million Pesos for 2013.

The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)           COMMODITY PRICE RISK

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The program requires no cash margin, collateral or other security from the Company.

The change in average commodity prices will not have an impact on other comprehensive income.

(d)           INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt.  As at March 31, 2011, the Company has a total of $126.3 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on part of the Company’s revolving credit line at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At March 31, 2011, most of the Company’s long-term debt was at fixed rates, hence there is little market risk arising from fluctuations in floating interest rate.

(e)           CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, trade receivable, income taxes recoverable, derivative related assets, available-for-sale, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Tax related assets have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company does not have any assets pledged as collateral.

The Company’s maximum credit exposure to credit risk is as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
Cash and cash equivalents	$460,430	$330,498	$170,070
Trade receivable and other receivables (i)	206,395	212,945	102,126
Income taxes recoverable	14,442	31,467	12,323
Derivative related assets	46,020	44,183	14,277
Investments	141,127	102,958	56,366
Restricted cash	241	243	13,844
Note receivable	—	64,690	25,971
Long-term tax credits	131,413	129,551	107,177
	$1,000,068	$916,535	$502,154

(i)                                   Trade receivables are non interest bearing and are neither impaired nor past due.

(f)                                    LIQUIDITY RISK

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 22. Contractual maturities relating to contractual commitments are included in Note 27 and relating to long-term debt is included in Note 14.

The fair value of interest rate swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	March 31,	March 31,
Fair value	2011	2010
Interest rate swaps - US dollar swaps
Not later than one year	$(3,474)	$(3,853)
Later than one year but not later than two years	$(524)	$(950)
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$209,284	$187,789
Later than one year but not later than five years	$349,675	$516,304
US$ to Mexican Peso
Later than two years but not later than five years	$464,500	$—

24.          INCOME TAXES

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	March 31,	March 31,
	2011	2010
Earnings from continuing operations before income taxes and equity earnings from Minera Alumbrera	$194,743	$75,651
Canadian statutory tax rate	28.25%	31.00%

Expected income tax expense	55,015	23,452
Impact of lower foreign tax rates	(9,117)	(1,311)
Interest and penalties	170	1,803
Permanent differences	10,225	(2,141)
Change in valuation allowance	502	4,673
Unrealized foreign exchange	(1,493)	(60,233)
Unrealized foreign exchange on intercompany debt	2,251	(3,772)
Other	674	—
Income tax expense	$58,227	$(37,529)

Income tax expense is represented by:
Current income tax expense	$53,845	$17,185
Deferred income tax expense	4,382	(54,714)
Net income tax expense	$58,227	$(37,529)

The change in the Canadian statutory rate over the prior year is a result of a reduction in the federal and provincial tax rates.

25.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	March 31,	March 31,
	2011	2010
Interest capitalized to assets under construction	$2,803	$525
Issue of common shares on exercise of warrants	$—	$5,010
Issue of common shares on vesting of RSU	$107	$—
Transfer of contributed surplus on exercise of stock options and share purchase appreciation rights	$14,186	$111
Shares received as consideration of settlement of notes receivable	$74,247	$—

(b)           NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL:

	March 31,	March 31,
	2011	2010
Net (increase) decrease in:
Trade and other receivables	$(21,406)	$24,938
Inventories	(20,687)	227
Other assets	(2,329)	(6,720)
Net (decrease) increase in:
Trade payable and other payables	(8,826)	(32,406)
Other current liabilities	(160)	(7,765)
	$(53,408)	$(21,726)

Changes in non-cash working capital items are net of items related to assets under construction.

26.          OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Mexico and Other segments, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Property plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

March 31, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Property, plant and equipment	$1,540,525	$4,598,582	$2,282,186	$199,554	$3,845	$8,624,692
Goodwill and intangibles	$55,000	$16,109	$—	$938	$—	$72,047
Investment in associate	$—	$—	$192,951	$—	$—	$192,951
Non-current assets	$1,771,327	$4,670,332	$2,580,713	$199,554	$199,847	$9,421,773
Total assets	$2,264,248	$4,671,237	$2,630,843	$368,831	$484,818	$10,419,977
Total liabilities	$(481,920)	$(1,236,915)	$(802,594)	$(81,099)	$(603,550)	$(3,206,078)
Capital expenditures	$41,846	$33,848	$7,962	$20,543	$376	$104,575

December 31, 2010	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Property, plant and equipment	$1,523,155	$4,666,705	$2,300,589	$117,826	$3,806	$8,612,081
Goodwill and intangibles	$55,000	$16,574	$—	$938	$—	$72,512
Investment in associate	$—	$—	$201,585	$—	$—	$201,585
Non-current assets	$1,770,337	$4,704,119	$2,614,481	$131,731	$170,627	$9,391,295
Total assets	$2,246,931	$4,908,944	$2,641,454	$200,378	$306,166	$10,303,873
Total liabilities	$(524,704)	$(1,177,095)	$(643,124)	$(75,290)	$(797,389)	$(3,217,602)
Capital expenditures	$194,078	$213,699	$48,834	$73,152	$1,318	$531,081

January 1, 2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total
Property, plant and equipment	$1,399,742	$4,613,794	$2,301,040	$43,957	$3,571	$8,362,104
Goodwill and intangibles	$55,000	$—	$—	$938	$—	$55,938
Investment in associate	$—	$—	$213,789	$—	$—	$213,789
Non-current assets	$1,555,046	$4,635,681	$2,621,731	$71,083	$123,473	$9,007,014
Total assets	$1,842,820	$4,744,316	$2,637,056	$132,411	$164,854	$9,521,457
Total liabilities	$(414,837)	$(1,137,013)	$(678,550)	$(58,166)	$(815,555)	$(3,104,121)
Capital expenditures	$205,117	$146,384	$125,928	$18,302	$3,026	$498,757

(i)          Balances exclude discontinued operations.

SEGMENT OPERATING EARNINGS

March 31, 2011	Brazil	Chile	Argentina	Mexico and Other	Canada	Total
Revenues	$219,087	$212,099	$44,891	$—	$—	$476,077
Cost of sales excluding depletion, depreciation and amortization	(79,651)	(58,716)	(18,735)	—	—	(157,102)
Gross margin	139,436	153,383	26,156	—	—	318,975
Depletion, depreciation and amortization	(23,079)	(45,374)	(12,058)	—	—	(80,511)
Mine operating earnings	$116,357	$108,009	$14,098	$—	$—	$238,464
Equity earnings	$—	$—	$11,732	$—	$—	$11,732

Income tax (expense) recovery	$(33,685)	$(23,749)	$(840)	$(460)	$507	$(58,227)

March 31, 2010	Brazil (i)	Chile	Argentina	Mexico and Other (i)	Canada	Total
Revenues	$174,687	$134,422	$37,232	$—	$—	$346,341
Cost of sales excluding depletion, depreciation and amortization	(77,079)	(51,779)	(16,285)	—	—	(145,143)
Gross margin	97,608	82,643	20,947	—	—	201,198
Depletion, depreciation and amortization	(20,866)	(40,473)	(8,710)	—	—	(70,049)
Mine operating earnings	$76,742	$42,170	$12,237	$—	$—	$131,149
Equity earnings	$—	$—	$11,652	$—	$—	$11,652

Income tax recovery (expense)	$37,203	$(6,481)	$4,853	$(44)	$1,998	$37,529

(i)                       Excludes operating results of discontinued operations.

27.          CONTRACTUAL COMMITMENTS

Construction and Service Contracts

	March 31,	December 31,
	2011	2010
Within 1 year	$289,156	$215,162
Between 1 to 3 years	280,302	233,703
Between 3 to 5 years	103,341	67,397
After 5 years	28,200	5,600
	$700,999	$521,862

Operating Leases

The aggregate amount of minimum lease payments under non cancellable operating leases are as follows:

	March 31,	December 31,
	2011	2010
Within 1 year	$1,120	$3,458
Between 1 to 3 years	2,237	2,381
Between 3 to 5 years	1,955	1,886
After 5 years	242	236
	$5,554	$7,961

28.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

	March 31,	December 31,
	2011	2010
Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	$177	$177
Contingent liabilities relating to joint ventures and associates
Share of contingent liabilities of joint ventures and associates	—	—
	$177	$177

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.  There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

29.          RELATED PARTIES

(a)                      PARENT AND SIGNIFICANT SUBSIDIARIES:

The financial statements include the financial statements of Yamana Gold Inc. and the significant subsidiaries listed in the following table.  (The percentage interest held in significant associates and joint ventures is disclosed in note 9 to the financial statements):

	Country of incorporation	2011	% Equity interest 2010
Yamana Gold Inc. (Parent)	Canada	100%	100%
Minera Yamana Inc.	Canada	100%	100%
0805346 B.C. Ltd.	Canada	100%	100%
6855237 Canada Inc.	Canada	100%	100%
Minera Meridian Ltda.	Chile	100%	100%
Minera Florida Ltda.	Chile	100%	100%
Suyai del Sur SA	Argentina	100%	100%
Minas Argentinas SA	Argentina	100%	100%
Minera Meridian Minerales SPLCV	Mexico	100%	100%
Jacobina Mineração e Comercio Ltda.	Brazil	100%	100%
Mineração Maracá Industria e Comércio S.A.	Brazil	100%	100%
Mineração Fazenda Brasileiro S.A.	Brazil	100%	100%
Mineração Jacarandá Ltda	Brazil	100%	100%

Yamana Gold Inc. is the ultimate parent entity of the above subsidiaries.

30.          TRANSITION TO IFRS

As stated in note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 4 have been applied in preparing the consolidated financial statements for the period ended March 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the accompanying notes.

RECONCILIATION OF BALANCE SHEET AS AT JANUARY 1, 2010 (DATE OF TRANSITION TO IFRS)

	Canadian GAAP	Effect of transition to IFRS	Notes	IFRS
Assets
Current assets:
Cash and cash equivalents	$170,070	$—		$170,070
Trade and other receivables	102,126	—		102,126
Inventories	101,820	—		101,820
Other current assets	154,979	(14,552)	(m)	140,427
Assets held for sale	187,694	—		187,694
	716,689	(14,552)		702,137
Non-current assets:
Property, plant and equipment	$8,576,361	$(214,257)	(b,n)	$8,362,104
Investment in associates	—	213,789	(n)	213,789
Investments	56,366	—		56,366
Other non-current assets	167,390	(938)	(r)	166,452
Deferred tax assets	135,454	16,911	(b,h,i,m)	152,365
Goodwill and intangibles	55,000	938	(r)	55,938
Total assets	$9,707,260	$1,891		$9,709,151

Liabilities
Current liabilities:
Trade and other payables	$239,841	$—		$239,841
Income taxes payable	42,844	—		42,844
Other current liabilities	25,660	3,745	(g,m)	29,405
Liabilities held for sale	33,496	—		33,496
	341,841	3,745		345,586
Non-current liabilities:
Long-term debt	529,450	—		529,450
Environmental rehabilitation	133,163	22,026	(b)	155,189
Deferred tax liabilities	1,768,899	198,223	(b,h,m)	1,967,122
Other non-current liabilities	138,389	1,881	(g)	140,270
Total liabilities	$2,911,742	$225,875		$3,137,617

Equity
Share capital
Issued and outstanding - 733,411,458 common shares	6,063,410	(504)	(j)	6,062,906
Share purchase warrants	44,071	(44,071)	(g)	—
Contributed surplus	26,942	(26,942)	(p)	—
Accumulated other comprehensive income (loss)	26,652	(26,652)	(q)	—
Reserves	—	57,321	(c,p,q)	57,321
Retained earnings	587,643	(183,136)	(l)	404,507
Total shareholders’ equity	6,748,718	(223,984)		6,524,734
Non-controlling interest	46,800	—		46,800
Total equity and liabilities	$9,707,260	$1,891		$9,709,151

RECONCILIATION OF ASSETS, LIABILITIES, AND EQUITY AS AT DECEMBER 31, 2010

		Effect of
	Canadian GAAP	transition to IFRS	Notes	IFRS
Assets
Current assets:
Cash and cash equivalents	$330,498	$—		$330,498
Trade and other receivables	212,945	—		212,945
Inventories	116,443			116,443
Other current assets	268,287	(15,595)	(m)	252,692
	928,173	(15,595)		912,578

Non-current assets:
Property, plant and equipment	$8,829,195	$(217,114)	(b,n)	$8,612,081
Investment in associates	—	201,585	(n)	201,585
Investments	102,958	—		102,958
Other non-current assets	251,770	(17,512)	(r)	234,258
Deferred tax assets	132,145	35,756	(b,h,i,m)	167,901
Goodwill and intangibles	55,000	17,512	(r)	72,512
Total assets	$10,299,241	$4,632		$10,303,873

Liabilities
Current liabilities:
Trade and other payables	$301,335	$—		$301,335
Income taxes payable	81,785	—		81,785
Other current liabilities	15,680	(4,303)	(g,m)	11,377
	398,800	(4,303)		394,497
Non-current liabilities:
Debt	486,550	—		486,550
Environmental rehabilitation	153,486	9,037	(b)	162,523
Deferred tax liabilities	1,822,185	204,415	(b,h,m)	2,026,600
Other non-current liabilities	147,432	—		147,432
Total liabilities	$3,008,453	$209,149		$3,217,602

Equity
Share capital
Issued and outstanding - 741,362,131 common shares	6,171,047	(19,624)	(g, j)	6,151,423
Share purchase warrants	13,111	(13,111)	(g)	—
Contributed surplus	33,885	(33,885)	(p)	—
Accumulated other comprehensive (gain) loss	49,727	(49,727)	(q)	—
Reserves	—	79,923	(c,p,q)	79,923
Retained earnings	976,218	(168,093)	(l)	808,125
Total shareholders’ equity	7,243,988	(204,517)		7,039,471
Non-controlling interest	46,800	—		46,800
Total shareholders’ equity and liabilities	$10,299,241	$4,632		$10,303,873

RECONCILIATION OF EQUITY AS AT MARCH 31, 2010

		Effect of
	Canadian GAAP	transition to IFRS	Notes	IFRS
Equity
Share capital
Issued and outstanding - 740,558,059 common shares	$6,161,276	$(19,339)	(g,j)	$6,141,937
Share purchase warrants	13,111	(13,111)	(g)	—
Contributed surplus	35,950	(35,950)	(p)	—
Accumulated other comprehensive (gain) loss	20,955	(20,955)	(q)	—
Reserves	—	53,879	(c,p,q)	53,879
Retained earnings	659,838	(131,138)	(l)	528,700
Total shareholders’ equity	6,891,130	(166,614)		6,724,516
Non-controlling interest	46,800	—		46,800
Total equity	$6,937,930	$(166,614)		$6,771,316

NOTES TO THE RECONCILIATION OF EQUITY

(a)        Under IFRS, significant parts of property, plant and equipment, with useful lives that differ significantly from the asset as a whole, are to be depreciated separately over their useful lives.  No adjustment to property, plant and equipment and retained earnings was necessary.

(b)       The Company has elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. Accordingly the decommissioning liabilities have been remeasured using the requirements of IFRIC 1 as at January 1, 2010. For the most part, measurement differences have arisen due to liability specific discount rates that have been applied under IFRS. The effect is to increase environmental rehabilitation liability by $22.0 million, decrease decommissioning and restoration asset (under property, plant and equipment) by $0.5 million for a total adjustment that decrease equity by $22.4 million on transition to IFRS on January 1, 2010. The effect is to also decrease deferred income tax assets by $0.8 million on transition to IFRS on January 1, 2010 and to decrease deferred income tax liabilities by $0.9 million. As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(c)        The Company applied IFRS 2, Share-based Payment (“IFRS 2”) to it share-based payment arrangements at January 1, 2010 except for equity-settled share-based payment arrangements granted that have vested after the date of transition. The Company has granted equity-settled share-based payments in 2010 and 2011 and accounted for these share-based payment arrangements at intrinsic value under Canadian GAAP. This has been adjusted to fair value as required with IFRS 2. The effect of accounting for equity-settled share-based payment transactions for graded vesting and forfeitures is to increase contributed surplus reserve by $3.7 million and decrease equity by $3.7 million on transition to IFRS on January 1, 2010. As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(d)       The Company has elected to apply transitional provisions under IFRIC 4 Determining whether an Arrangement contains a Lease. The Company made an assessment of the leases for Canadian GAAP purposes under EIC 150 as at the date of its applicability, December 9, 2004. Accordingly the Company has not reassessed the arrangement containing leases as at the date of transition.

(e)        Under the optional election applicable to borrowing costs, the Company has designated January 1, 2010 as the date for commencement of capitalization of interest in accordance with IAS 23 Borrowing Costs. The Company’s policy under Canadian GAAP was to capitalize interest to property, plant and equipment during the construction period will continue with respect to its projects that commenced construction before January 1, 2010.

(f)          The Company has elected not to apply IFRS 3 (revised) Business Combinations to all past business combinations that occurred before January 1, 2010, the Company’s date of transition to IFRS.

(g)       Under IFRS, foreign currency denominated contracts issued by an entity that are indexed to its own equity instruments are treated as derivatives, which is not the case under Canadian GAAP. Based on the current circumstances, this applies to the Company’s Canadian Dollar-denominated share purchase warrants due to the United State Dollar being the Company’s functional currency; the warrants are indexed to both the Company’s stock and also to foreign exchange rates. Accordingly, the warrants of $44.1 million were reclassified from equity to liabilities in transition to IFRS. As of January 1, 2010, the Company recorded a share-purchase warrants liability of $9.1 million ($7.2 million in current liability and $1.9 million in non-current liability) and an increase in opening equity of $35.0 million. As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(h)       Under IAS 12, the deferred tax liability relating to the fair value adjustments on acquisition of non-monetary assets is calculated with reference to the functional currency at the time of the original acquisition. Hence, the initial deferred tax liability on the fair value adjustments on acquisition of non-monetary assets is calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date. Under Canadian GAAP, recognition of such foreign exchange difference is prohibited. The effect of accounting for the foreign exchange adjustment is to increase deferred income tax liability by $195.7 million, increase deferred tax asset by $3.5 million and decrease equity by $192.2 million on transition to IFRS on January 1, 2010. The effect of foreign currency translation on the timing differences related to non-

monetary assets will likely be more volatile under IFRS. As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(i)           Under Canadian GAAP, income taxes related to intra-group transfers are eliminated on a consolidated basis. The related taxes are deferred on the balance sheet and any difference between the consolidated carrying value of the asset transferred and its tax base is recorded at the seller’s tax rate. Under IFRS, current taxes are recognized in the selling company and any difference between consolidated carrying value of the asset transferred and its tax base is recognized at the buyer’s tax rate. The effect of the application of different tax rates between the buyers and sellers is to decrease deferred tax asset by $0.3 million and decrease equity by the same amount on transition to IFRS on January 1, 2010. As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(j)           Under Canadian GAAP, deferred taxes relating to equity items are initially recorded through equity, however, any changes in the balance or change in tax rate are recorded through profit or loss. Under IFRS, the concept of backwards tracing is used, whereas, wherever the deferred tax item was recorded is where any change to the deferred tax is recorded. If the initial deferred tax was set up in equity, any change would be recorded in equity. Accordingly, the effect of backwards tracing was to reduce share capital by $0.5 million and increase of equity by the same amount on transition to IFRS. As at March 31, 2010 and December 31, 2010, the adjustments to equity include those noted above and described below in the comprehensive income reconciliation.

(k)        The above changes decreased the deferred tax liability as follows:

		January 1,	December 31,
	Note	2010	2010
Property, plant and equipment	(b)	$903	$1,245
Non-monetary items - historical vs. current exchange rate	(h)	(195,699)	(201,214)
Re-classification : current to non-current	(m)	(3,427)	(4,446)
Decrease in deferred tax liability		$(198,223)	$(204,415)

The effect on the income statement for the year ended December 31, 2010 was to decrease the previously reported tax charge for the period by $5.6 million and decrease of the tax charge by $59.5 million for the period ended March 31, 2010.

(l)    The effect of the above adjustments on retained earnings is as follows:

		January 1,	March 31,	December 31,
	Note	2010	2010	2010
Environmental rehabilitation	(b)	$22,367	$24,143	$24,764
Non-monetary items: historical vs. current exchange rate	(h)	192,223	142,072	179,155
Inter-group transaction tax rates	(i)	340	(136)	454
Backwards tracing	(j)	(504)	(599)	(884)
Share-based payments	(c)	3,728	4,184	3,522
Share purchase warrants	(g)	(35,018)	(38,526)	(38,918)
Total adjustment to equity		$183,136	$131,138	$168,093
Attributable to:
Equity holders of the parent		$183,136	$131,138	$168,093
		$183,136	$131,138	$168,093

RECLASSIFICATIONS

(m)  Current portion of deferred income tax asset and current deferred tax liabilities have been reclassified to non-current deferred income tax asset and non-current deferred income tax liability, respectively, in the balance sheets.

(n)   The Company’s investment in Alumbrera (12.5% interest) has been reclassified from Mineral Interest (as reported under Canadian GAAP) to Investment in Associates in the balance sheets.

(o)   As permitted under IFRS, the Company has chosen to reclassified income tax related interest expense, income-tax related penalties and income tax related foreign exchange gain/loss to income tax expense/recovery in the statement of operations.

(p)   Contributed surplus has been reclassified to reserves in the balance sheet and statement of changes in equity.

(q)   Accumulated other comprehensive income has been reclassified to reserves in the balance sheet and statement of changes in equity.

(r)    The Company has reclassified its royalty asset that has no minimum value, from other non-current assets to goodwill and intangibles. The effect is to reduce other non-current assets by $0.9 million and increase goodwill and intangibles by the same amount on both the transition to IFRS on January 1, 2010 and December 31, 2010. There was an additional reclassification of $16.6 million of intangible assets acquired in 2010 from other non-current assets to goodwill and intangibles as at December 31, 2010.

RECONCILIATION OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

	Canadian	Effect of
	GAAP	transition to IFRS	Notes	IFRS
Revenue	$1,686,811	$—		$1,686,811
Cost of sales excluding depletion, depreciation and amortization	(631,063)	—		(631,063)
Gross Margin	$1,055,748	$—		$1,055,748
Depletion, depreciation and amortization	(300,711)	(1,201)	(b)	(301,912)
Mine operating earnings	$755,037	$(1,201)		$753,836
Expenses
General and administrative	(109,103)	206	(c)	(108,897)
Exploration	(39,184)	—		(39,184)
Equity earnings from Minera Alumbrera	—	49,264	(n)	49,264
Other operating (expenses) income	(22,569)	4,282	(b,g)	(18,287)
Operating earnings	$584,181	$52,551		$636,732
Finance income	34,063	5,252	(h,o)	39,315
Finance expenses	(66,703)	909	(b,o)	(65,794)
Net finance income (expenses)	$(32,640)	$6,161		$(26,479)
Equity earnings from Minera Alumbrera	49,264	(49,264)	(n)	—
Earnings from continuing operations before taxes	$600,805	$9,448		$610,253
Income tax expense	(160,690)	5,595	(b,h,i,j,k,o)	(155,095)
Earnings from continuing operations	$440,115	$15,043		$455,158
Earnings from discontinued operations	11,329	—		11,329
Net earnings	$451,444	$15,043		$466,487

Earnings attributable to:
Equity shareholders	$451,444	$15,043		$466,487
Net earnings	$451,444	$15,043		$466,487
Earnings per share from continuing operations
Basic	$0.59	$0.02		$0.62
Diluted	0.59	0.02		0.61
Net earnings per share
Basic	$0.61	$0.02		$0.63
Diluted	0.61	0.02		0.63
Weighted average number of share outstanding
Basic	739,938	—		739,938
Diluted	740,878	—		740,878

Net earnings	$451,444	$15,043		$466,487
Other comprehensive income, net of taxes	23,075	—		23,075
Total comprehensive income	$474,519	$15,043		$489,562

Earnings attributable to:
Equity shareholders	$474,519	$15,043		$489,562
Total comprehensive income	$474,519	$15,043		$489,562

RECONCILIATION OF COMPREHENSIVE INCOME FOR THE PERIOD ENDED MARCH 31, 2010

	Canadian	Effect of
	GAAP	transition to IFRS	Notes	IFRS
Revenue	$346,341	$		$346,341
Cost of sales excluding depletion, depreciation and amortization	(145,143)			(145,143)
Gross Margin	$201,198	$—		$201,198
Depletion, depreciation and amortization	(69,707)	(342)	(b)	(70,049)
Mine operating earnings	$131,491	$(342)		$131,149
Expenses
General and administrative	(24,867)	(457)	(c)	(25,324)
Exploration	(6,758)	—		(6,758)
Equity earnings from Minera Alumbrera	—	11,652	(n)	11,652
Other operating (expenses) income	(3,295)	4,120	(b,g)	825
Operating earnings	$96,571	$14,973		$111,544
Finance income	4,586	—		4,586
Finance expenses	(18,672)	(10,802)	(b,h,o)	(29,474)
Net finance income (expenses)	$(14,086)	$(10,802)		$(24,888)
Equity earnings from Minera Alumbrera	11,652	(11,652)	(n)	—
Earnings from continuing operations before taxes	$94,137	$(7,481)		$86,656
Income tax expense	(21,950)	59,479	(b,h,i,j,k,o)	37,529
Earnings from continuing operations	$72,187	$51,998		$124,185
Earnings from discontinued operations	7,352	—		7,352
Net earnings	$79,539	$51,998		$131,537

Earnings attributable to:
Equity shareholders	$79,539	$51,998		$131,537
Net earnings	$79,539	$51,998		$131,537
Earnings per share from continuing operations
Basic	$0.10	$0.07		$0.17
Diluted	0.10	0.07		0.17
Net earnings per share
Basic	$0.11	$0.07		$0.18
Diluted	0.11	0.07		0.18
Weighted average number of share outstanding
Basic	736,764
Diluted	737,499

Net earnings	$79,539	$51,998		$131,537
Other comprehensive income, net of taxes	(5,697)	—		(5,697)
Total comprehensive income	$73,842	$51,998		$125,840

Earnings attributable to:
Equity shareholders	$73,842	$51,998		$125,840
Total comprehensive income	$73,842	$51,998		$125,840

EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT FOR 2010

Dividends received on the Company’s investment in associate have been classified as an operating activity under IFRS; these were classified as investing activities under Canadian GAAP. Finance expense paid has been classified as a financing activity; these were classified as operating activities under Canadian GAAP. Realized derivative proceeds or payments have been classified as an investing activity; these were classified as an operating activity under Canadian GAAP.

There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Canadian GAAP for the quarter ended March 31, 2010 and the year ended December 31, 2010.

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